CUSIP NO.  20589T-10-3                                         Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                          Concentra Managed Care, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   20589T-10-3
                                 (CUSIP Number)

Welsh, Carson, Anderson                             Robert A. Schwed, Esq.
  & Stowe VIII, L.P,                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                         Maynard & Kristol
New York, New York  10022                           45 Rockefeller Plaza
Attention:  Laura VanBuren                          New York, New York  10111
Tel. (212) 893-9500                                 Tel. (212) 841-5700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securites, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.  20589T-10-3                                         Page 2 of 8 Pages

1)   Name of Reporting Person            Welsh, Carson, Anderson
     I.R.S. Identification               & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)
---------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
         if a Member of a Group                 (b) [ ]

3)   SEC Use Only

4)   Source of Funds                            WC

5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                            Delaware

Number of                          7)   Sole Voting    4,346,732 shares of
Shares Beneficially                     Power          Common Stock
Owned by Each                                          (including shares
Reporting Person                                       issuable upon
With                                                   conversion of
                                                       Convertible Notes)
                                   8)   Shared Voting
                                        Power                  -0-
                                   9)   Sole Disposi-  4,346,732 shares of
                                        tive Power     Common Stock
                                                       (including shares
                                                       issuable upon
                                                       conversion of
                                                       Convertible Notes)
                                   10)  Shared Dis-
                                        positive Power         -0-

11)  Aggregate Amount Beneficially                     4,346,732 shares of
     Owned by Each Reporting Person                    Common Stock
                                                       (including shares
                                                       issuable upon
                                                       conversion of
                                                       Convertible Notes)
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares




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CUSIP NO.  20589T-10-3                                         Page 3 of 8 Pages

13)  Percent of Class
     Represented by                             9.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                     PN


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CUSIP NO.  20589T-10-3                                         Page 4 of 8 Pages


                                  Schedule 13D

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Concentra Managed Care, Inc., a Delaware corporation ("Concentra" or the "Issuer"). The principal executive offices of the Issuer are located at 312 Union Wharf, Boston, Massachusetts 02109.

Item 2.  Identity and Background.

          (a) The undersigned hereby files this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"). WCAS VIII is sometimes hereinafter referred to as the "Reporting Person".

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of VIII Associates are citizens of the United States, and their respective principal occupations are set forth below.

Managing Members                    Occupation

Patrick J. Welsh                    Managing Member, VIII Associates

Russell L. Carson                   Managing Member, VIII Associates

Bruce K. Anderson                   Managing Member, VIII Associates

Thomas E. McInerney                 Managing Member, VIII Associates

Andrew M. Paul                      Managing Member, VIII Associates

Laura VanBuren                      Managing Member, VIII Associates

Robert A. Minicucci                 Managing Member, VIII Associates

Anthony J. deNicola                 Managing Member, VIII Associates

Paul B. Queally                     Managing Member, VIII Associates

Lawrence B. Sorrel                  Managing Member, VIII Associates

Priscilla A. Newman                 Managing Member, VIII Associates
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CUSIP NO.  20589T-10-3                                         Page 5 of 8 Pages


          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

          Between October 20, 1998 and October 30, 1998, WCAS VIII purchased an aggregate 1,725,000 shares of Common Stock, at an average purchase price of $10.49 per share, and an aggregate 20,500 of Concentra's 4.5% Convertible Subordinated Notes ("Convertible Notes") (convertible into an aggregate 496,969 shares of Common Stock), at an average purchase price of $73.94 per Note, in open market and privately negotiated transactions. The source of funds for such purchases was WCAS VIII's working capital, or funds available for investment.

Item 4.  Purpose of Transaction.

          WCAS VIII has acquired securities of the Issuer for investment purposes. WCAS VIII will continue to review its investment in the Issuer and reserves the right, based on such review, to acquire additional securities of the Issuer, or to dispose of any or all of the securities purchased by it, or otherwise change its intentions with respect to any or all of the matters referred to in this Item 4.

          In determining whether to do so, WCAS VIII will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to WCAS VIII and general market and economic conditions. Purchases may be made either on the open market or in privately negotiated transactions.

          WCAS VIII has previously considered an acquisition of the Issuer. As part of its ongoing review of its investment in the Issuer, WCAS VIII may




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CUSIP NO.  20589T-10-3                                         Page 6 of 8 Pages

continue to explore from time to time a possible acquisition of the Issuer, subject to future developments at the Issuer, the results of various due diligence investigations, the desires of the Issuer's board of directors and other factors. No assurances can be made, however, that WCAS will continue to explore a possible acquisition of the Issuer.

          Except as set forth in this Item 4, neither WCAS VIII nor, to its knowledge, any of the managing members of VIII Associates has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although WCAS VIII and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.   Interest in Securities of the Issuer.

          The following information is based on a total of 47,027,000 shares of Common Stock outstanding as of September 30, 1998, and gives effect to the conversion of all Convertible Notes held by the Reporting Person:

          (a)

          WCAS VIII and VIII Associates

          WCAS VIII owns 4,346,732 shares of Common Stock, or approximately 9.1% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          Managing Members of VIII Associates

          (i)Patrick J. Welsh owns 15,505 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 600 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 100,000 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 2,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
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          (v) Thomas E. McInerney owns 11,801 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Paul B. Queally owns 3,034 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Partners, in the shares owned by WCAS VIII.

          (c) WCAS VIII purchased Common Stock in open market transactions in the past 60 days as follows:


Date                    Number of Shares                Price Per Share
9/08/98                 250,000                         $6.10
9/09/98                 625,000                         $6.73
9/10/98                 625,000                         $7.02
9/11/98                 624,763                         $7.66

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not Applicable

Item 7.   Material to Be Filed as Exhibits.

          Not Applicable







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CUSIP NO.  20589T-10-3                                         Page 7 of 8 Pages


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1998


                            WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                            By:  WCAS VIII Associates, LLC, General
                            Partner


                            By:  /s/ Laura VanBuren
                               -----------------------------------
                               Managing Member